FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF JANUARY, 2005

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)



                              14066 Catalina Street
                             San Leandro, California
                                CA 94577, U.S.A.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following  sets forth a press release  issued on January 7, 2005 by DF China
Technology Inc. Contact: Mr. YU Wai Kit, Eddie Tel: (852) 2255 0688 Fax: (852) 2851 3660


                              FOR IMMEDIATE RELEASE
                 NOTICE AND CALL OF ANNUAL SHAREHOLDERS' MEETING

To: Shareholders of DF China Technology Inc.

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of DF China Technology Inc. for the fiscal year ended March 31, 2004, will be held at 2:30 p.m. on January 21, 2005 at:

       Units 3207-08, 32nd Floor,
       West Tower, Shun Tak Centre,
       168-200 Connaught Road,
       Central, Hong Kong, China.

For the following purposes:

1. To receive and vote and adopting the Audited Consolidated Financial Statements and the Report of the Auditors for the year ended March 31, 2004.

2.     To elect a board of directors.

       The persons nominated by the present board of directors to be elected directors are: Dr. FAN Di, Mr. Leon ZHOU Li Yang, Dr. WANG Wei, Dr. Robert FUNG Hing Piu, Dr. Godwin WONG, Mr. Michael J. REISER, Mr. Iain F. BRUCE, Mr. Barry J. BUTTIFANT. A description of their business background is found in the Annual Report under the heading "Profiles of Directors and Senior Management".

3.     To consider and act upon any other matters which come before the meeting.

Only the shareholders of record at the close of business on December 28, 2004, will be entitled to vote at the meeting.




By Order of the Board
DR. FAN DI
CHAIRMAN & CHIEF EXECUTIVE OFFICER

December 28, 2004

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DF China Technology Inc.




                                   By    /s/ EDDIE YU WAI KIT
                                     -------------------------------------------
                                     YU Wai Kit, Eddie
                                     Secretary

Date:  January 7, 2005